This announcement is not an offer to purchase or a solicitation of an offer to sell Units (as defined below). The Offers (as defined below) are made solely by the Offers to Purchase dated March 8, 2007 and the related Letters of Transmittal and any amendments or supplements thereto and are being made to all holders of Units. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Units residing in any jurisdiction in which the making of the Offers or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of Offers to Purchase for Cash

Participations in LLC Membership Interests

of

60 East 42nd St. Associates L.L.C. Of up to 135 Units at $60,000 Per Unit by Wien & Malkin 60 East 42nd St. Acquisition L.L.C.	250 W. 57th St. Associates L.L.C. Of up to 140 Units at $20,000 Per Unit by Wien & Malkin 250 West 57th St. Acquisition L.L.C.

THE OFFERS, WITHDRAWAL RIGHTS AND PRORATION PERIODS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 10, 2007, UNLESS THE OFFERS ARE EXTENDED.

Wien & Malkin 60 East 42nd St. Acquisition L.L.C. and Wien & Malkin 250 West 57th St. Acquisition L.L.C. (each a "Purchaser" and collectively the "Purchasers"), each of which is a limited liability company organized by Peter L. Malkin and Anthony E. Malkin, are offering to purchase up to the number of Participations (of $10,000 original investment with respect to 60 East 42nd St. Associates L.L.C. and $5,000 original investment with respect to 250 West 57th St. Associates L.L.C.) in LLC Membership Interests of the units (collectively the "Units") of 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (individually and collectively "Associates") at the price per Unit set forth above, net to the seller in cash, without interest, less the amount of any distributions with respect to the Units declared or made with respect to the Units between March 8, 2007 (the "Offer Date") and April 10, 2007 or such other date to which the Offers may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offers to Purchase dated March 8, 2007 (the "Offers to Purchase") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offers").

The Purchasers reserve the right (but will not be obligated), in their sole discretion, at any time and from time to time, to extend the period during which the Offers are open for any reason by giving oral or written notice of the extension to American Stock Transfer and Trust Company, the Depositary for the Offers, and by making a public announcement of the extension.

In the event that more than the maximum number of Units are validly tendered and not properly withdrawn prior to the Expiration Date , the Purchasers will accept for payment, and pay for, the maximum number of Units so tendered from tendering Unit holders (who do not elect the 'All or None' option) on a pro rata basis, according to the number of Units so tendered. A Unit holder has the option to sell 'All or None' of its Units by checking the appropriate box on the Letters of Transmittal. If a Unit holder checks that box, if more than the maximum number of Units are so tendered, the Unit holder will be deemed to automatically withdraw its tender.

The purpose of the Offers is to offer Unit holders who have a current or anticipated need or desire for liquidity a price-matching alternative to sell to the Purchasers, affiliates of the Supervisor whose principals have a long-standing and supportive relationship with Associates -- rather than tendering to MacKenzie Patterson Fuller and related parties, which have no prior relationship to Associates, and which may acquire sufficient voting power to block major decisions by Associates, such as sale and refinancing. The Offers are not being made by the Purchasers for the purpose of acquiring or influencing control of Associates.

The sale of Units pursuant to the Offers will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. If a Unit holder has a negative capital account balance with respect to its Units, the amount of gain realized will exceed the amount of cash received with respect to the Units sold pursuant to the Offers.

After the expiration of the Offers, if all of the conditions to the Offers have been satisfied or waived, but 100% of the Units subject to the Offers have not been tendered, the Purchasers may, subject to certain conditions, include a subsequent offering period of between three and 20 business days to permit additional tenders of Units. No withdrawal rights apply to the Units tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to the Units that were previously tendered in the Offers and accepted for payment. The Purchasers do not currently intend to include a subsequent offering period, although the Purchasers reserve the right to do so.

For purposes of the Offers, the Purchasers shall be deemed to have accepted for payment tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of their acceptance for payment of the tenders of such Units. Payment for Units accepted for payment pursuant to the Offers will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letters of Transmittal (or facsimile thereof) and (ii) any other required documents.

Tenders of Units made pursuant to the Offers may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 7, 2007 unless such Units have been accepted for payment as provided in the Offers to Purchase. To withdraw tendered Units, a written or facsimile transmission notice of withdrawal with respect to such Units must be timely received by the Depositary at its address set forth on the back cover of the Offers to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of the Units, if different from that of the person who tendered such Units.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offers to Purchase and the related Letters of Transmittal and is incorporated herein by reference.

The Offers to Purchase and the related Letters of Transmittal contain important information. Holders of Units should carefully read the Offers to Purchase and the related Letters of Transmittal in their entirety before any decision is made with respect to the Offers.

Questions or requests may be directed to the Purchasers, c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, Attention: Alvin Silverman at (212) 687-8700. Additional copies of the Offers to Purchase or the Letters of Transmittal and other tender offer materials will be furnished promptly at the Purchasers' expense and requests may be directed to the Purchasers, c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, Attention: Melanie Boruch at (212) 687-8700.

March 8, 2007